 EXHIBIT 21.1

Subsidiaries
Subsidiaries	Jurisdiction
Perficient, Inc.	Delaware
Perficient Canada Corp.	Province of Ontario, Canada
BoldTech International LLC	Colorado
Perficient China, Ltd.	People’s Republic of China
Perficient India Private Limited	India
TriTek Solutions, Inc.	Delaware